Exhibit 99.1

Höegh LNG Partners LP Announces a Deferral of the Maturity Date of the Commercial Tranche of the PGN FSRU Lampung Debt Facility

September 29, 2021

HAMILTON, Bermuda, September 29, 2021 /PRNewswire/ -- Höegh LNG Partners LP (the "Partnership") (NYSE: HMLP) today announced that it has entered into an agreement with its lenders to defer the maturity date of the commercial tranche of its PGN FSRU Lampung debt facility (the “Lampung Facility”) to allow for more time to conclude a refinancing of this tranche.

The lenders have agreed to defer the maturity date of the commercial tranche from September 29, 2021 until January 14, 2022. Subject to commitment letters and a term sheet for a refinancing of the commercial tranche being in place by December 29, 2021, the maturity date will automatically be further deferred to March 29, 2022.

The commercial tranche will continue to be amortized at its current rate and there will be a gradual step-up in the interest margin with up to 235 basis points increase. As a condition for the deferred maturity date, no shareholder loans may be repaid and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung Facility, PT Hoegh LNG Lampung. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership prior to the deferred maturity date. This limitation does not prohibit the Partnership from paying the current distributions to preferred and common unitholders.

As previously disclosed, the export credit tranche of the Lampung Facility matures in 2026, but may be called if the commercial tranche is not refinanced at its maturity date and in accordance with the terms of the Lampung Facility. This clause continues to apply for the deferred maturity date.

The deferred maturity date gives the Partnership more time to refinance the Lampung Facility. The Partnership is considering various options and expects that the terms of any refinancing, if the Partnership is successful in finalizing such refinancing, are likely to be less favorable than the terms of the existing Lampung Facility and the refinancing that was originally agreed and may potentially be dilutive to unitholders, depending on the refinancing structure that will be adopted.

Notwithstanding the previously announced notice of arbitration served by the charterer on August 2, 2021, both parties have been continuing to perform their respective obligations under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”).

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung, or of the aforementioned discussions with lenders. In the event that the Partnership is unable to refinance the Lampung Facility or if the outcome of such dispute is unfavorable to the Partnership, it could have a material adverse impact on its business, results of operations, financial condition and ability to pay distributions to unitholders.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, including, without limitation, the refinancing of the Lampung Facility, the continuing performance by the parties to the LOM and the resolution of the dispute with the charterer of PGN FSRU Lampung. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2020 filed by the Partnership with the U.S. Securities and Exchange Commission ("SEC") and the other reports the Partnership files with the SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Contact:
The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438